

July 10, 2017

David M. Rothenstein
Senior Vice President, General Counsel and Secretary
Ciena Corporation
7035 Ridge Road
Hanover, Maryland 21076

> **Re:** **Ciena Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 30, 2017**
> **File No. 333-219060**
>
> **Ciena Corporation**
> **Schedule TO-I**
> **Filed June 30, 2017**
> **File No. 005-54195**

Dear Mr. Rothstein:

We have limited our review of the above-captioned filings to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when any response requested will be provided. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendments to the filings and any additional information provided in response to these comments, we may have additional comments.

Form S-4

Prospectus Cover Page

1.   We note the legend on the cover page of Form S-4 states "[t]he information in this preliminary prospectus supplement is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be

appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete. Please refer to our publicly available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Selected Consolidated Financial Data, page 20

2.   The financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A appear to have been incorporated by reference into the Schedule TO. Accordingly, the information required by Item 1010(c) of Regulation M-A has to be included in the prospectus. At present, not all of these required disclosures appear to have been made. Please revise to include all of the disclosures specifically required by Item 1010(c)(1) and (c)(5) of Regulation M-A, or advise. Refer to the staff guidance available in interpretation I.H.7 of the Division of Corporation Finance's July 2001 Supplement to Publicly Available Telephone Interpretations available at the following link: https://www.sec.gov/divisions/corpfin/cfguidance.shtml#tor

The Exchange Offer

Terms of the Exchange Offer; Period for Tendering Old Notes, page 23

3.   We note the representation that tenders will not be accepted from holders in a jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in the tender offer with this rule provision.

Procedures for Tendering Old Notes, page 24

4.   The Offeror represents that all questions as to the validity, form, eligibility and acceptance of tendered securities will be determined in its sole discretion and will thus be viewed as "final and binding." Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction, and make a corresponding change to the same language on the following page under the heading, "Binding Interpretation," and anywhere else necessary in the prospectus.

5.   Rule 13e-4(a)(4) defines the term "commencement" as "the transmittal form or statement regarding how the transmittal form may be obtained." In light of the codified definition of commencement, please advise us whether or not the tender offer has commenced within the meaning of that term as used in Rule 13e-4.

Withdrawal Rights, page 26

6.   Please disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offer may always be withdrawn, or advise us of the legal basis upon which the Offeror relied to exclude this information. See Rule 13e-4(f)(2)(ii).

Conditions for Completion of the Exchange Offer, page 26

7.   Refer to the assertion that reads in relevant part as follows: "…regardless of the circumstances giving rise to the failure of the condition…." The tender offer may not be terminated at any time for any reason, such as the action or inaction by the Offeror, without the issuer tender offer potentially constituting an illusory offer in contravention of Section 14(e). Please revise the language on page 27 to make clear, if true, that the Offeror may only terminate the tender offer pursuant to objectively determinable offer conditions specified in tender offer. Please make corresponding changes throughout the prospectus to the extent necessary, such as the wording on page (ii).

8.   Refer to the statement that reads in relevant part as follows: "In addition [to the specified offer conditions], prior to the expiration date, we reserve the right to terminate [ ] the exchange offer in our sole discretion for any or no reason." This statement, if read literally and without qualification and interpretation, provides the Offeror with the absolute right to terminate the tender offer regardless of the existence of the offer conditions. Please revise the language so that it is not inconsistent with Section 14(e).

Conditions, page 28

9.   The Offeror's failure to exercise its rights under any of the listed conditions does not impliedly represent or automatically result in a waiver of these rights. If a material offer condition is triggered, however, and the Offeror determines to proceed with the offer anyway and without disclosure, we believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that the Offeror reserves the right to disclose the existence of offer conditions which have been triggered at its convenience if at all. Refer to Rule 13e-4(d)(2).

10.   Refer to the assertion that reads in relevant part as follows: "…each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time." Notwithstanding earlier language that characterized the conditions as "precedent to the exchange offer," and the subsequent acknowledgment that the offer could only be terminated to the extent that the conditions were not satisfied before offer expiration, asserting that the offer conditions are an "ongoing right" that may be asserted at "any time" implies that the conditions could be asserted after offer expiration. Please revise.

11.   Advise us, with a view towards revised disclosure, why two separate sections of the prospectus exist within pages of each other to describe terms relating to the conditions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577 or me at (202) 551-3266 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ Nicholas P. Panos

                                                Nicholas P. Panos
                                                Senior Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via E-mail
        Michael J. Silver
        Hogan Lovells US LLP